

September 14, 2023

Philip Rodoni
Chief Executive Officer
Rubicon Technologies, Inc.
335 Madison Avenue, 4th Floor
New York, NY 10017

> **Re: Rubicon Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 5, 2023**
> **File No. 333-274348**

Dear Philip Rodoni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Blankenship, Esq.